Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-236502

April 28, 2021

Omnicom Group Inc.

$800,000,000 2.600% Senior Notes due 2031

Pricing Term Sheet

Issuer:	Omnicom Group Inc.
Expected Ratings*:	Baa1/BBB+
Title of Securities:	2.600% Senior Notes due 2031
Principal Amount:	$800,000,000
Coupon:	2.600% per annum
Interest Payment Dates:	Semi-annually on each February 1 and August 1
Initial Interest Payment Date:	August 1, 2021 (short first coupon)
Maturity Date:	August 1, 2031
Benchmark Treasury:	1.125% UST due February 15, 2031
Benchmark Treasury Price and Yield:	95-08+ / 1.650%
Spread to Benchmark Treasury:	T + 97 basis points
Yield to Maturity:	2.620%
Price to Public (Issue Price):	99.823%
All-In Price (after deducting underwriting commissions):	99.173%
Optional Redemption:	Prior to May 1, 2031, the date that is three months prior to the maturity date, the notes will be redeemable, as a whole or in part, at the issuer’s option, at any time or from time to time at a redemption price equal to 100% of the principal amount of the notes plus a make-whole premium (calculated at a rate equal to the sum of the applicable Treasury Rate plus 15 basis points), together with accrued and unpaid interest thereon to the redemption date. On or after May 1, 2031, the notes will be redeemable, as a whole or in part, at the issuer’s option, at any time or from time to time at a redemption price equal to 100% of the principal amount of the notes, together with accrued and unpaid interest thereon to the redemption date.
Trade Date:	April 28, 2021
Settlement Date:	May 3, 2021 (T+3)
CUSIP:	681919 BD7
ISIN:	US681919BD76
Use of Proceeds:

We intend to use the net proceeds from the sale of the notes offered hereby, together with cash on hand, to redeem our 3.625% Senior Notes due 2022, which mature on May 1, 2022, and of which $1.25 billion aggregate principal amount was outstanding as of March 31, 2021. Pending the application of the net proceeds, we may invest such net proceeds in short-term investment grade obligations.

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Wells Fargo Securities, LLC BofA Securities, Inc. BNP Paribas Securities Corp. Deutsche Bank Securities Inc. HSBC Securities (USA) Inc.
Co-Managers:

BBVA Securities Inc.

ING Financial Markets LLC

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

SG Americas Securities, LLC

Siebert Williams Shank & Co., LLC

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

*An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, supervision, reduction or withdrawal at any time by Moody’s or Standard & Poor’s. Each of the security ratings above should be evaluated independently of any other security rating.

We expect that delivery of the notes will be made against payment therefor on or about May 3, 2021, which will be the third business day after the date hereof. Under Rule 15c6-1 of the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day before their date of delivery, by virtue of the fact that the notes will settle in three business days, should specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Such purchasers should consult their own advisors in this regard.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request it by calling Barclays Capital Inc. at 1-888-603-5847, Citigroup Global Markets Inc. at 1-800-831-9146, or Wells Fargo Securities, LLC at 1-800-645-3751.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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